April 14, 2005


Via facsimile and U.S. Mail

Mr. David Honeyfield
Vice President - Finance, Secretary, & Treasurer
St. Mary Land & Exploration Company
1776 Lincoln Street, Suite 700
Denver, Colorado  80203

	Re:	St. Mary Land & Exploration Company
		Preliminary Proxy Materials on Schedule 14A filed April
1,
2005				File No. 1-31539


Dear Mr. Honeyfield:

	We have reviewed your preliminary proxy materials and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. In your amended proxy materials, provide all the information currently omitted. In that regard, see page 19 under the subheading
"Other Matters To Be Voted Upon."


Equity Compensation Plans, page 16

2. As you provide the information relating to your equity compensation plans approved by stockholders, balance your disclosure and identify whether you have any equity compensation plans not approved by stockholders. If you do not, so state. See Item 201(d)
of Regulation S-K for guidance.

Amendment to Certificate of Incorporation to Increase the Total
Number..., page 19

3. We note your discussion of the 2-for-1 stock split on March 21, 2005. It appears from your disclosure that you have effectuated the stock split and issued the shares to shareholders. If you have not effectuated the stock split, and with a view towards additional disclosure, tell us whether you currently have enough shares authorized to complete the 2-for-1 stock split if the proposal is not approved by shareholders.

4. We note your disclosure that you would like to increase the number of authorized shares of your common stock to provide you with available shares to pursue future transactions, such as the acquisition of future oil and gas properties or to raise cash through an equity issuance. Do you have any current plans, proposals or arrangements, written or otherwise to engage in any business or investment opportunity at this time? If so, please disclose and if not, please state that you have no such plans, proposals or arrangements written or otherwise at this time.

Closing Comments

      File revised proxy materials as necessary and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please contact Melinda Kramer at (202) 942-1938 or, in her absence, Tangela Richter, Branch Chief, at (202) 942-1837, with any other questions. Address all correspondence to mail-stop 04-05.

								Sincerely,



								H. Roger Schwall
								Assistant Director

CC:	Melinda Kramer

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St. Mary Land & Exploration Company
April 14, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE